EXHIBIT 21.1

Coleman Cable, Inc. Subsidiaries

Subsidiary	Jurisdiction of Organization
CCI International, Inc.	Delaware
Woods Industries (Canada) Inc.	Ontario, Canada
Coleman Cable Technology Consulting (Shenzhen) Company, Ltd.	China
Moonrays.com, Inc.	Wisconsin
Technology Research Corporation	Florida
Patco Corporation	Florida
TRC/Honduras S.A. de C.V.	Honduras